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                               March 27, 2023

       Michael R. Neidell
       Partner
       Olshan Frome Wolosky LLP
       1325 Avenue of the Americas
       New York, NY 10019

                                                        Re: Blue Foundry
Bancorp
                                                            PREC14A filed by
Lawrence Seidman et al.
                                                            Filed March 20,
2023
                                                            File No. 001-40619

       Dear Michael R. Neidell:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       PREC14A filed March 20, 2023

       General

   1.                                                   Please use the updated
Schedule 14A cover page.
   2. Please mark as preliminary your preliminary proxy statement and form of proxy. See
                                                        Rule 14a-6(e)(1).
   3.                                                   Please add page numbers
to the filing.
   4. Please advise as to when the Participants anticipate distributing the proxy statement.
                                                        Given that reliance on
Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy
statement, the Participants will accept all legal risk in connection with distributing the
initial definitive proxy statement without all required disclosures and should undertake to
subsequently provide any omitted information in a supplement in order to mitigate that
risk.
 Michael R. Neidell
Olshan Frome Wolosky LLP
March 27, 2023
Page 2
Reasons for the Solicitation

5. We note the following disclosure at the end of this section: "However, the Company has not made any effort to work collaboratively with us, so we were left with no choice to take action for the benefit of all BLFY stockholders." Please clarify this statement, as its meaning is unclear.
Voting and Proxy Procedures

6. We note the following disclosure: "If you vote 'FOR' less than two (2) nominees in
         Proposal 1, your shares will only be voted 'FOR' those nominees you have so marked."
         To avoid potentially confusing shareholders, please replace "those nominees" with "the nominee" or "that nominee," or advise. Please do the same on the proxy card.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to David Plattner at 202-551-8094.



FirstName LastNameMichael R. Neidell                          Sincerely,
Comapany NameOlshan Frome Wolosky LLP
                                                              Division of
Corporation Finance
March 27, 2023 Page 2                                         Office of Mergers
and Acquisitions
FirstName LastName